SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.1)(1)



                              HCB BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40413N 10 6
                                 --------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 pages

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           HCB BANCSHARES, INC. 1998 STOCK OPTION PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           STATE OF ARKANSAS

--------------------------------------------------------------------------------
       NUMBER OF          5      SOLE VOTING POWER                 0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER         110,000 (1)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER            0
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER    110,000
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           110,000
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           5.82% (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    EP
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT !
(1) Shares held by the HCB Bancshares, Inc. 1998 Stock Option Plan Trust (the "SOP Trust) are voted by the trustees in the same proportion as unallocated shares under the Employee Stock Ownership Plan ("ESOP") are voted. Allocated ESOP shares are voted as directed by ESOP participants, and unallocated ESOP shares are voted in the same ratio as ESOP participants direct the voting of allocated shares.

(2)  Based on  1,889,329  shares of Common Stock  outstanding  as of January 24,
     2002.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           HCB BANCSHARES, INC. MANAGEMENT RECOGNITION PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           STATE OF ARKANSAS

--------------------------------------------------------------------------------
       NUMBER OF             5      SOLE VOTING POWER                 0
         SHARES              ---------------------------------------------------
      BENEFICIALLY           6      SHARED VOTING POWER          21,329 (1)
        OWNED BY             ---------------------------------------------------
          EACH               7      SOLE DISPOSITIVE POWER            0
       REPORTING             ---------------------------------------------------
         PERSON              8      SHARED DISPOSITIVE POWER     21,329
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           21,329
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           1.13% (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    EP
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT !

(1) Shares held by the HCB Bancshares, Inc. 1998 Management Recognition Plan Trust (the "MRP Trust") are voted by the trustees in the same proportion as unallocated shares under the ESOP are voted. Allocated ESOP shares are voted as directed by ESOP participants, and unallocated ESOP shares are voted in the same ratio as ESOP participants direct the voting of allocated shares.
(2)  Based on  1,889,329  shares of Common Stock  outstanding  as of January 24,
     2002.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           MICHAEL AKIN

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a)  [ ]

                                                             (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
       NUMBER OF             5      SOLE VOTING POWER               500
         SHARES              ---------------------------------------------------
      BENEFICIALLY           6      SHARED VOTING POWER         131,329 (1)
        OWNED BY             ---------------------------------------------------
          EACH               7      SOLE DISPOSITIVE POWER          500
       REPORTING             ---------------------------------------------------
         PERSON              8      SHARED DISPOSITIVE POWER    131,329 (1)
          WITH

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           131,329 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.95% (2)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT !

(1) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Akin serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Akin serves as a trustee.
(2)  Based on  1,889,329  shares of Common Stock  outstanding  as of January 24,
     2002.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           BRUCE D. MURRY

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
       NUMBER OF             5      SOLE VOTING POWER          23,116 (1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           6      SHARED VOTING POWER       131,329 (2)
        OWNED BY             ---------------------------------------------------
          EACH               7      SOLE DISPOSITIVE POWER     23,116 (1)
       REPORTING             ---------------------------------------------------
         PERSON              8      SHARED DISPOSITIVE POWER  131,329 (2)
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           154,445 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.11% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT !

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Murry serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Murry serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Murry from the SOP Trust. Based on 1,889,329 shares of Common Stock outstanding as of January 24, 2002.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           CHARLES E.  PARKER, JR.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER               45,194 (1)
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER            131,329 (2)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER          45,194 (1)
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER       131,329 (2)
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           176,523 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.27% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT !

(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Parker serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Parker serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Parker from the SOP Trust. Based on 1,889,329 shares of Common Stock outstanding as of January 24, 2002.

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                13G                      PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           CLIFFORD O. STEELMAN

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER              42,194 (1)
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER           131,329 (2)
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER         42,194 (1)
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER      131,329 (2)
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           173,523 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.11% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT !
(1) Includes 15,872 shares that may be acquired upon the exercise of options exercisable within 60 days.
(2) Consists of 21,329 shares owned by the MRP Trust, of which Mr. Steelman serves as a trustee, and 110,000 shares owned by the SOP Trust, of which Mr. Steelman serves as a trustee.
(3) Assumes that options for 15,872 shares have been exercised and that such shares are distributed to Mr. Steelman from the SOP Trust. Based on 1,889,329 shares of Common Stock outstanding as of January 24, 2002.

                                                            --------------------
                                                             PAGE 8 OF 12 PAGES
                                                            --------------------




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a)         NAME OF ISSUER:
     HCB Bancshares, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     313 Jefferson Street, S.W.
     Camden, Arkansas  71701

ITEM 2(a)         NAME OF PERSON(S) FILING:
     The SOP Trust and the MRP Trust, and the following individuals who served as trustees of the SOP Trust and the MRP Trust: Michael Akin, Bruce D. Murry, Carl E. Parker, Jr. and Clifford O. Steelman.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(c)         CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $.01 per share.

ITEM 2(e)         CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13(d)-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
     Items  (a),  (b),  (c),  (d),  (e),  (f),  (g),  (h),  (i)  and (j) are not
applicable. This Schedule 13G is being filed on behalf of the SOP Trust and the MRP Trust identified in Item 2(a) and by each trustee of such trusts, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

ITEM 4.           OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

                                                            --------------------
                                                             PAGE 9 OF 12 PAGES
                                                            --------------------


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Pursuant to the terms of the trust agreement for the SOP Trust, the trustees have the power to direct the receipt of dividends on shares held in the Trust. Upon a participant's exercise of an option under the Issuer's 1998 Stock Option Plan (the "Plan"), the Issuer may, in the discretion of the committee administering the Plan, pay to the participant a cash amount up to but not exceeding the amount of dividends, if any, declared on the underlying shares between the date of grant and the date of exercise of the option. Shares held in the SOP Trust are intended to be distributed to holders of options upon the exercise of options.

     Shares held in the MRP Trust are expected to be distributed to recipients of restricted stock awards under the HCB Bancshares, Inc. Management Recognition Plan (the "MRP") upon the vesting of such awards. Upon vesting of awards under the MRP, each recipient is entitled to receive, with respect to each share awarded, an amount equal to any cash dividends (including special large and nonrecurring dividends, including one that has the effect of a return of capital to the Issuer's stockholders) and a number of shares of Common Stock equal to any stock dividends, declares and paid with respect to a share of Common Stock between the date the relevant share award was initially granted to such participant and the date the MRP shares are being distributed. There shall also be distributed an appropriate amount of net earnings, if any, of the MRP Trust with respect to any cash dividends so paid out.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.          CERTIFICATIONS.
     By signing below, each signatory in the capacity of a Plan trustee certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            --------------------
                                                             PAGE 10 OF 12 PAGES
                                                            --------------------

     By signing below, each signatory in this individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            --------------------
                                                             PAGE 11 OF 12 PAGES
                                                            --------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


HCB BANCSHARES, INC.
1998 STOCK OPTION PLAN TRUST

By Its Trustees:

/s/ Michael Akin                                              February 14, 2002
-----------------------------------------------------         -----------------
Michael Akin, as Trustee                                      Date


/s/ Bruce D. Murry                                            February 14, 2002
-----------------------------------------------------         ------------------
Bruce D. Murry, as Trustee                                    Date


/s/ Carl E. Parker, Jr.                                       February 14, 2002
-----------------------------------------------------         ------------------
Carl E. Parker, Jr., as Trustee                               Date


/s/ Clifford O. Steelman                                      February 14, 2002
-----------------------------------------------------         -----------------
Clifford O. Steelman, as Trustee                              Date


HCB BANCSHARES, INC.
MANAGEMENT RECOGNITION PLAN TRUST

By Its Trustees:

/s/ Michael Akin                                              February 14, 2002
-----------------------------------------------------         -----------------
Michael Akin, as Trustee                                      Date


/s/ Bruce D. Murry                                            February 14, 2002
-----------------------------------------------------         ------------------
Bruce D. Murry, as Trustee                                    Date


/s/ Carl E. Parker, Jr.                                       February 14, 2002
-----------------------------------------------------         ------------------
Carl E. Parker, Jr., as Trustee                               Date

                                                            --------------------
                                                             PAGE 12 OF 12 PAGES
                                                            --------------------


/s/ Clifford O. Steelman                                      February 14, 2002
-----------------------------------------------------         -----------------
Clifford O. Steelman, as Trustee                              Date


/s/ Michael Akin                                              February 14, 2002
-----------------------------------------------------         -----------------
Michael Akin, as an Individual Stockholder                    Date


/s/ Bruce D. Murry                                            February 14, 2002
-----------------------------------------------------         ------------------
Bruce D. Murry, as an Individual Stockholder                  Date


/s/ Carl E. Parker, Jr.                                       February 14, 2002
-----------------------------------------------------         ------------------
Carl E. Parker, Jr., as an Individual Stockholder             Date


/s/ Clifford O. Steelman                                      February 14, 2002
-----------------------------------------------------         -----------------
Clifford O. Steelman, as an Individual Stockholder            Date

                                                                      Exhibit 99

                         AGREEMENT RELATING TO FILING OF
                           JOINT STATEMENT PURSUANT TO
                             RULE 13d-1(k) UNDER THE
                             SECURITIES ACT OF 1934

     The undersigned agree that the Statement on Schedule 13G to which this Agreement is attached is filed on behalf of each of them. Date: February 14, 2002

HCB BANCSHARES, INC.
1998 STOCK OPTION PLAN TRUST

By Its Trustees:


/s/ Michael Akin                                              February 14, 2002
-----------------------------------------------------         -----------------
Michael Akin, as Trustee                                      Date


/s/ Bruce D. Murry                                            February 14, 2002
-----------------------------------------------------         ------------------
Bruce D. Murry, as Trustee                                    Date


/s/ Carl E. Parker, Jr.                                       February 14, 2002
-----------------------------------------------------         ------------------
Carl E. Parker, Jr., as Trustee                               Date


/s/ Clifford O. Steelman                                      February 14, 2002
-----------------------------------------------------         -----------------
Clifford O. Steelman, as Trustee                              Date


HCB BANCSHARES, INC.
MANAGEMENT RECOGNITION PLAN TRUST

By Its Trustees:

/s/ Michael Akin                                              February 14, 2002
-----------------------------------------------------         -----------------
Michael Akin, as Trustee                                      Date


/s/ Bruce D. Murry                                            February 14, 2002
-----------------------------------------------------         ------------------
Bruce D. Murry, as Trustee                                    Date


/s/ Carl E. Parker, Jr.                                       February 14, 2002
-----------------------------------------------------         ------------------
Carl E. Parker, Jr., as Trustee                               Date


/s/ Clifford O. Steelman                                      February 14, 2002
-----------------------------------------------------         -----------------
Clifford O. Steelman, as Trustee                              Date

/s/ Michael Akin                                              February 14, 2002
-----------------------------------------------------         -----------------
Michael Akin, as an Individual Stockholder                    Date


/s/ Bruce D. Murry                                            February 14, 2002
-----------------------------------------------------         ------------------
Bruce D. Murry, as an Individual Stockholder                  Date


/s/ Carl E. Parker, Jr.                                       February 14, 2002
-----------------------------------------------------         ------------------
Carl E. Parker, Jr., as an Individual Stockholder             Date


/s/ Clifford O. Steelman                                      February 14, 2002
-----------------------------------------------------         -----------------
Clifford O. Steelman, as an Individual Stockholder            Date